UNITED STATES
                  SECURITIES EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           FORM 12b-25

                           JAVIEN, INC.

            NOTIFICATION OF LATE FILING OF FORM 10-Q


For the Period Ended: December 31, 2001


PART I. REGISTRANT INFORMATION

Full name of Registrant: JAVIEN, INC.

Address of Registrant: 1013 17th Avenue SW, Suite 200
                       Calgary, Alberta T2T 0A7



PART II.  RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

   [x]        (a) The reasons described in reasonable detail in
                  Part III of this form could not be eliminated without unreasonable effort or expense;

   [x]        (b) The subject annual report on Form 10Q will be
                  filed on or before the 5th calendar day
                  following the prescribed due date; and

              (c) The accountant's statement or other exhibit
                  required by Rule 12b-25(c) has been attached if applicable.


PART III.  NARRATIVE

State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period:

The Registrant recently completed a move of its main office in early January. This required the packaging and shipping of all its business and accounting files. During the process some files were misplaced delaying the preparation of the quarterly financials. In addition the Registrant has been delayed due to the fact it has to ensure compliance with three accounting jurisdictions, the U.S., Canada and the Bahamas. Adjustments continue to be made to the Registrant's draft 10-QSB for the Quarterly Period ended December 31, 2001 to ensure adequate disclosure.

The Registrant has used its best efforts to complete the Form 10-QSB in a timely manner; however, due to the above described circumstances the Registrant is unable to complete the Form 10-QSB within the prescribed time limit without unreasonable effort or expense. The Registrant fully expects to complete the Form 10-QSB within the five day extension period permitted by Rule 12b-25.



PART IV.   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Kyle Scott                 (403)           260-5320
        (Name)                   (Area Code)   (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                      [x] Yes       [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                      [ ] Yes       [x] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2001

    Javien, Inc.
    ---------------------------
By: /s/ Richard Wolfli
    President